tj 3/4/15

15046357

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2015
REGISTRATIONS BRANCH

SEC FILE NUMBER
8-30041

44665

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weisser Johnson Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6310 Haskell Street
(No. and Street)

Houston (City) Texas (State) 77007 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott W. Johnson 713-425-7051
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell, L.L.P.
(Name – *if individual, state last, first, middle name*)

24 Greenway Plaza, Suite 1800 (Address) Houston (City) Texas (State) 77046 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/9/15

OATH OR AFFIRMATION

I, _____Scott W. Johnson____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Weisser Johnson Capital LLC____, as of _____December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

____________Managing Director_______
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WEISSER JOHNSON
CAPITAL LLC

6310 HASKELL STREET
HOUSTON, TX 77007

713-425-7051
sjohnson@weisserjohnson.com

February 27, 2015

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

(202) 554-6551

In accordance with Rule 240.17A-5 of the Securities Act of 1934, as amended, enclosed you will find two manually signed copies of our audited financial statements and Focus Report, Form X-17A-5, for the year ended December 31, 2014 together with our independent accountants' opinion regarding "internal control".

If you have further questions, please call me at 713-425-7051.

Very truly yours,

Scott W. Johnson
Managing Director

Enclosures

WEISSER JOHNSON CAPITAL LLC

FINANCIAL REPORT

DECEMBER 31, 2014

CONTENTS

weaver Assurance • Tax • Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Weisser Johnson Capital LLC
Houston, Texas

We have audited the accompanying statement of financial condition in liquidation of Weisser Johnson Capital LLC (a Delaware Limited Liability Company) (the Company) as of December 31, 2014, and the related statement of operations, changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence of supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position in liquidation of Weisser Johnson Capital LLC at December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information on pages 14 through 16 has been has been subjected to the audit procedures performed in conjunction with the audit of Weisser Johnson Capital LLC. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying supplemental information. In forming our opinion on the supplemental information, we evaluated whether the information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information on pages 14 through 16 is fairly stated, in all material respects, in relation to the financial statements as a whole.

AN INDEPENDENT MEMBER OF BAKER TILLY INTERNATIONAL
WEAVER AND TIDWELL, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS
24 GREENWAY PLAZA, SUITE 1800, HOUSTON, TX 77046
P: 713.850.8787 F: 713.850.1673

To the Members of
Weisser Johnson Capital LLC

As discussed in Note 2 to the financial statements, the members of the Company have plans to pursue a possible liquidation of its assets and current business during 2015 or 2016 in accordance with the provisions of the limited liability company agreement. As a result of members' plans to wind down the Company, the Company has changed its basis of accounting to a liquidation basis. Our opinion is not modified with respect to this matter.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 26, 2015

weaver
Assurance · Tax · Advisory

INDEPENDENT AUDITOR'S REPORT

To the Members of
Weisser Johnson Capital LLC
Houston, Texas

Report on the Financial Statements

We have audited the accompanying financial statements of Weisser Johnson Capital LLC (a Delaware Limited Liability Company) (the Company), which comprise the statement of financial condition as of December 31, 2013 and the related statement of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

To the Members of
Weisser Johnson Capital LLC

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Weisser Johnson Capital LLC at December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Houston, Texas
February 21, 2014

WEISSER JOHNSON CAPITAL LLC
STATEMENTS OF FINANCIAL CONDITION IN LIQUIDATION
DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS		
Cash and Cash Equivalents	$ 23,168	$ 27,731
TOTAL ASSETS	23,168	27,731
LIABILITIES		
Accrued Expenses	7,700	7,000
LLC Taxes Payable	250	250
Total Liabilities	7,950	7,250
MEMBERS EQUITY	15,218	20,481
TOTAL LIABILITIES & EQUITY	$ 23,168	$ 27,731

The Notes to Financial Statements are an integral part of these statements.

WEISSER JOHNSON CAPITAL LLC
STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
REVENUES		
Fee income	$ 126,647	$ 92,083
Interest income	3	6
Other income	12,665	6,000
Total revenues	139,315	98,089
OPERATING EXPENSES		
Accounting fees	7,700	7,000
Insurance	566	0
Commission	113,982	87,479
Registration fee	3,545	4,678
SIPC assessment	477	25
State taxes	250	250
Overhead reimbursement - related party	18,000	50,000
Bank charges	58	25
Total operating expenses	144,578	149,457
NET LOSS	$ (5,263)	$ (51,368)

The Notes to Financial Statements are an integral part of these statements.

WEISSER JOHNSON CAPITAL LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
YEARS ENDED DECEMBER 31, 2014 AND 2013

BALANCE, December 31, 2012	$ 71,327
Contributions	16,643
Distributions	(16,121)
Net loss	(51,368)
BALANCE, December 31, 2013	20,481
Net loss	(5,263)
BALANCE, December 31, 2014	$ 15,218

The Notes to Financial Statements are an integral part of these statements.

WEISSER JOHNSON CAPITAL LLC
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (5,263)	$ (51,368)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in accrued liabilities	700	-
Net cash used in operating activities	(4,563)	(51,368)
CASH FLOWS FROM FINANCING ACTIVITIES		
Contributions	-	16,643
Distributions	-	(16,121)
Net cash provided by financing activities	-	522
Decrease in cash and cash equivalents	(4,563)	(50,846)
CASH AND CASH EQUIVALENTS, beginning of period	27,731	78,577
CASH AND CASH EQUIVALENTS, end of period	$ 23,168	$ 27,731
SUPPLEMENTAL CASH FLOW INFORMATION		
State taxes paid in cash	$ 250	$ 250

The Notes to Financial Statements are an integral part of these statements.

WEISSER JOHNSON CAPIAL LLC
NOTES TO FINANCIAL STATEMENTS

NOTE 1. ORGANIZATION AND OPERATIONS

Weisser, Johnson & Co. Capital Corporation was organized on January 10, 1992 under the laws of the State of Delaware to engage solely in the business of a registered broker dealer. In February 2003, the Company converted to Weisser Johnson Capital LP, a limited partnership, and in December 2009 the Company converted to Weisser Johnson Capital LLC (the Company). The Company is a registered broker dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). The Company operates in Houston, Texas brokering energy industry investments to a select group of institutional investors.

NOTE 2. POTENTIAL LIQUIDATION

The members of the Company have plans to pursue a possible liquidation of its assets and current business during 2015 or 2016 in accordance with the provisions of the limited liability company agreement. The members intend to explore the feasibility of selling the Company as a FINRA registered broker-dealer to an unaffiliated party. FINRA regulations are expected to require a transition period of approximately six months after a potential new owner is identified, and it is possible that this process, if successful, may extend into 2016 or later. The liquidation plan is to pursue existing advisory assignments to a satisfactory conclusion, and it may be necessary to seek an accommodation from a new owner to supervise the collection and disbursement of any advisory fees that could be due after a potential transfer takes place.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements. The financial statements and notes are representations of management, who are responsible for their integrity and objectivity. These accounting policies reflect industry practices, conform to accounting principles generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements. The following items comprise the significant accounting policies of the Company.

Revenues

Revenues are recognized at the date of funding, which typically occurs in conjunction with the brokered deal.

Property and Equipment

Property and equipment, consisting of computers and office equipment, are stated at cost less accumulated depreciation. Depreciation expense for all property and equipment is computed on the straight-line basis for financial reporting purposes.

Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in operations.

No depreciation expense was charged to operations for the years ended December 31, 2014 and 2013 as all assets, with a cost of $12,301, have been fully depreciated.

Cash and Cash Equivalents

For the purpose of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Income Taxes

The Company is treated as a flow-through entity for income tax purposes. As a result, the net taxable income of the Company and any related tax credits, for federal income tax purposes, are deemed to pass to the individual members and are included in their personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual members.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes.* FASB ASC 740 provides guidance on derecognition, measurement and classification of amounts relating to uncertain tax positions, accounting for and disclosure of interest and penalties, and disclosures relating to the adoption of the accounting standard. As of December 31, 2014, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company recognizes interest and penalties on state income taxes in the statements of operations. For the years ended December 31, 2014 and 2013, the Company had no interest and penalties on state income taxes. The Company's tax years 2011 through the present remain subject to examination by major tax jurisdictions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company's aggregate indebtedness to net capital ratio was 0.52 to 1 and its net capital was $15,218, which exceeds the minimum net capital required of $5,000.

NOTE 5. LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

During the years ended December 31, 2014 and 2013, there were no liabilities subordinated to the claims of general creditors. Accordingly, a statement of changes in liabilities subordinated to claims of general creditors has not been included in these financial statements.

NOTE 6. POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company operates pursuant to the exemptive provisions of paragraph k(1) of SEC Rule 15c3-3 and paragraph (a)(2)(vi) of SEC Rule 15c3-1. Accordingly, the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, as such, a review of the practices and procedures over safeguarding securities was not performed.

NOTE 7. RELATED PARTY TRANSACTIONS

During a portion of 2014, the Company shared an office with Weisser, Johnson & Co., an entity that has common ownership. The Company shares rent and certain administration expenses. When charged, reimbursed expenses are not necessarily indicative of the costs that would have been incurred had the Company been a separate and independent operation. During the years ended December 31, 2014 and 2013, Weisser, Johnson & Co. charged reimbursed overhead expenses to the Company of $18,000 and $50,000, respectively.

The Company assigns its retainer fees, certain warrants to acquire equity securities, certain fees unrelated to securities transactions, and the reimbursement of expenses associated with client assignments to Weisser, Johnson & Co. under an informal arrangement. During the year ended December 31, 2014, the Company made no assignments to Weisser, Johnson & Co. During the year ended December 31, 2013, the Company assigned a 5.0% equity interest in a client company received as a retainer.

NOTE 7. RELATED PARTY TRANSACTIONS – CONTINUED

The Company has also participated in a profit sharing arrangement along with Weisser, Johnson & Co. in which certain employees and members are entitled to receive a portion of the distributable net profits of Weisser, Johnson & Co. and the Company as defined in the agreement. During the years ended December 31, 2014 and 2013, the Company recognized $0 for profit sharing reimbursement to Weisser, Johnson & Co. As of December 31, 2014 and 2013, no amounts were due to the related party.

NOTE 8. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMERS

The Company's financial instruments that are subject to concentrations of credit risk consist primarily of cash and cash equivalents. Major customers are defined as those comprising more than 10% of the Company's annual revenue. All revenue for the year ended December 31, 2014 was generated from two customers, and for the year ended December 31, 2013 all revenue was generated from one customer.

The Company places its cash with high credit quality institutions. At times, such cash may be in excess of the FDIC insurance limits.

NOTE 9. SUPPLEMENTAL REPORT REQUIRED UNDER 17a-5(e)(4)

The Company has net operating revenue of less than $500,000 in the accompanying statement of operations; therefore, the Company did not file the supplemental report for the Securities Investor Protection Corporation annual assessment general reconciliation required under Rule 17a-5(e)(4).

NOTE 10. CAPITAL TRANSACTIONS

In January 2013, the Company admitted a new member and received capital contributions of $16,643 for a 21.9% interest in the Company and simultaneously reduced the interest of a founding member by distributing 33.3% interest for $11,888. Effective December 31, 2013, the new member received a distribution for his entire interest totaling $4,233.

NOTE 11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2015, is which is the date the financial statements were available to be issued, and determined that no material events have occurred subsequent to December 31, 2014.

SUPPLEMENTAL INFORMATION

WEISSER JOHNSON CAPITAL, LLC
SCHEDULE OF COMPUTATION OF NET CAPITAL, AGGREGATE INDEBTEDNESS, AND RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL UNDER RULE 15c3-1
DECEMBER 31, 2014

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
WEISSER JOHNSON CAPITAL LLC as of 12/31/14

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$	15,218	3480
2. Deduct ownership equity not allowable for Net Capital				( )	3490
3. Total ownership equity qualified for Net Capital				15,218	3500
4. Add:					
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital					3520
B. Other (deductions) or allowable credits (List)					3525
5. Total capital and allowable subordinated liabilities			$	15,218	3530
6. Deductions and/or charges:					
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$	3540			
B. Secured demand note deficiency		3590			
C. Commodity futures contracts and spot commodities-proprietary capital charges		3600			
D. Other deductions and/or charges		3610		( )	3620
7. Other additions and/or allowable credits (List)					3630
8. Net Capital before haircuts on securities positions			$	15,218	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):					
A. Contractual securities commitments	$	3660			
B. Subordinated securities borrowings		3670			
C. Trading and investment securities:					
1. Exempted securities		3735			
2. Debt securities		3733			
3. Options		3730			
4. Other securities		3734			
D. Undue concentration		3650			
E. Other (List)		3736		( )	3740
10. Net Capital			$	15,218	3750

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER
WEISSER JOHNSON CAPITAL LLC as of 12/31/14

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)			$ 530	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)			$ 5,000	3760
14. Excess net capital (line 10 less 13)			$ 10,218	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12			$ 9,218	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 7,950	3790
17. Add:				
A. Drafts for immediate credit	$	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
C. Other unrecorded amounts (List)	$	3820	$	3830
19. Total aggregate indebtedness			$ 7,950	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% 52.24	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c-3-1(d)			% 0.00	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	3880
24. Net capital requirement (greater of line 22 or 23)	$	3760
25. Excess net capital (line 10 less 24)	$	3910
26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2014, as amended and filed with the Securities and Exchange Commission by the Company on Part IIA of Form X-17A-5, on February 5, 2015.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER		
WEISSER JOHNSON CAPITAL LLC	as of	12/31/14

Exemptive Provision Under Rule 15c3-3

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based :

A. (k) (1) - Limited business (mutual funds and/or variable annuities only)		$ X	4550
B. (k) (2) (i) - "Special Account for the Exclusive Benefit of customers" maintained			4560
C. (k) (2) (ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name(s) of Clearing Firm(s) - Please separate multiple names with a semi-colon	4335		4570
D. (k) (3) - Exempted by order of the Commission			4580

Note: In the opinion of the management of Weisser Johnson Capital LLC, conditions of the Company's exemption from Rule 15c3-3 were complied with for the year ended December 31, 2014.

weaver
Assurance · Tax · Advisory

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Weisser Johnson Capital LLC
Houston, Texas

We have reviewed management's statements, included in the accompanying Weisser Johnson Capital LLC (the Company) Exemption Report, in which (1) the Company identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Weaver and Tidwell, L.L.P.

Houston, Texas
February 26, 2015

Weisser Johnson Capital LLC
Exemption Report

Weisser Johnson Capital LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under 17 C.F.R. § 240.15c3-3 (k)(1).

(2) The Company met the identified exemption provisions under 17 C.F.R. § 240.15c3-3 (k)(1) throughout the most recent fiscal year without exception.

WEISSER JOHNSON CAPITAL LLC

I, Scott W. Johnson, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Scott W. Johnson
Title: Managing Director

February 23, 2015